Exhibit 99.1

NEWS  RELEASE

BROOKFIELD PROPERTIES ANNOUNCES PLAN TO BECOME A
PURE-PLAY OFFICE COMPANY

Acquiring Interest in High-Quality Australian Office Portfolio;
Residential Land and Housing Business to be Divested;
Company to be Renamed Brookfield Office Properties

NEW YORK, July 30, 2010 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced a strategic repositioning plan to transform itself into a global pure-play office property company. The plan includes the acquisition of an interest in a significant portfolio of premier office properties in Australia from Brookfield Asset Management (BAM: NYSE, TSX, Euronext) as well as the divestment of Brookfield Properties’ residential land and housing business.

“This strategy will position Brookfield Properties at the forefront of the global office property scene,” stated Ric Clark, president and chief executive officer of Brookfield Properties Corporation. “Expanding internationally to dynamic gateway cities such as Sydney, Melbourne and Perth, Australia, with similar characteristics to our current North American markets, provides great operational synergies.”

Clark added: “Given its rich resource base and strong trading relationship with the world’s fastest growing economies, investment in Australia should put Brookfield Properties in a strong position to experience meaningful growth as the global economies emerge from the economic  downturn. Following these transactions, Brookfield Properties will have leading office portfolios in each of the United States, Canada and Australia, as well as a modest but growing interest in the United Kingdom, transforming Brookfield Properties into the global security for investors looking for ownership in premier office assets.”

Australia Office Transaction

Brookfield Properties has agreed to enter into a transaction with Brookfield Asset Management  whereby Brookfield Properties will pay Brookfield Asset Management A$1.6 billion (US$1.4 billion) for an interest in 16 premier Australian office properties comprising 8 million square feet in Sydney, Melbourne and Perth which are 99% leased. The properties have a total value of A$3.8 billion (US$3.4 billion).

Brookfield Properties’ board of directors established an independent committee to assess the transaction. The committee retained Morgan Stanley & Co., Incorporated as its financial advisor. The independent committee unanimously recommended that the board of directors approve the proposed transaction.

This transaction is expected to be completed in the third quarter of 2010 following the receipt of third party consents and approvals.

Brookfield Properties will fund the transaction from available liquidity of US$1.3 billion and from a US$750 million subordinate bridge acquisition facility from Brookfield Asset Management, which will be repaid from the completion of some or all of the following: asset sales, including a sell down of Brookfield Properties’ equity interest in its publicly-listed company Brookfield Office Properties Canada (TSX: BOX.UN), or other financing or capital activities.

A supplemental information package relating to this transaction is available on Brookfield Properties’ website at www.brookfieldproperties.com.

Residential Operations Disposition

As a further step in the strategy of converting Brookfield Properties into a global pure play office company, the company announced that it intends to divest of its residential land and housing division. To this end, Brookfield Properties intends to commence discussions with Brookfield Homes Corporation (NYSE: BHS) regarding the possible merger of these operations with Brookfield Homes.  Should the merger proceed, Brookfield Properties’ equity interest in the residential business would be converted into a listed security in the merged entity which Brookfield Properties would then dispose of through an offering to its shareholders. Brookfield Asset Management would commit to acquire any shares of the merged entity that are not otherwise subscribed for in the offering, thereby ensuring that Brookfield Properties will successfully dispose of its residential interests and receive full proceeds.

The above transaction would complete Brookfield Properties’ process of divesting of its residential land and housing business that commenced with the initial creation and distribution of Brookfield Homes in 2003.  At the time, the current, largely Canadian business was relatively small and therefore retained within Brookfield Properties. Since that time, the operation has grown substantially and Brookfield Properties now believes that it is appropriate to separate the businesses, serving the dual purpose of furthering the strategic repositioning of Brookfield Properties and enhancing the value of the residential business through the creation of a diversified North American residential land and housing company.

Brookfield Homes, listed on the New York Stock Exchange with a market capitalization of approximately US$500 million, is a land developer and home builder focused primarily in California and the Washington, DC area markets.  Brookfield Asset Management is the owner of approximately 82% of Brookfield Homes. Brookfield Asset Management has advised that it is supportive of the merger discussions. Any transaction would be subject to review by Brookfield Properties’ independent committee.

Name Change

To reflect this strategic repositioning, Brookfield Properties Corporation will begin operating immediately under the name “Brookfield Office Properties” and intends to seek approval as its next shareholder meeting to change its name to “Brookfield Office Properties Inc.” The company’s shares will continue to trade under the ticker symbol BPO on the New York and Toronto stock exchanges.

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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 93 properties totaling 70 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Brookfield Asset Management Profile
Brookfield Asset Management, focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com

For more information, please visit our web sites at www.brookfieldproperties.com and www.brookfield.com or contact:

Brookfield Properties Melissa Coley VP, Investor Relations and Communications Tel: 212-417-7215 Email: melissa.coley@brookfield.com	Brookfield Asset Management Katherine Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brookfield.com
This press release does not constitute the offer of any securities.

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation, including statements about Brookfield Properties' and Brookfield Asset Management’s beliefs and expectations relating to the Australia office transaction and a possible transaction involving Brookfield Properties’ residential land and housing business and benefits that are expected to be realized as a result of the transactions. There can be no assurance that any of the transactions will be consummated or that the anticipated benefits will be realized. Although Brookfield Properties and Brookfield Asset Management believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.  Accordingly, the companies cannot give any assurance that their expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to their properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the companies’ accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States, including in Brookfield Properties’ Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in each of the companies’ most recent “Management’s Discussion and Analysis.” The companies undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.